UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 28, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K

consists of the

UBS Switzerland AG

audited standalone financial statements

for the year

ended 31
December 2023, which appear immediately following this page.

UBS Switzerland AG

Standalone financial statements and regulatory

information for the year ended
31 December 2023

Table of contents
1
UBS Switzerland AG standalone financial
statements (audited)
29
UBS Switzerland AG standalone regulatory
information

UBS Switzerland AG standalone financial

statements (audited)

UBS Switzerland AG standalone financial statements
(audited)
Income statement
For the year ended
CHF m Note 31.12.23 31.12.22
Interest and discount income
1

6,873

3,874
Interest and dividend income from trading portfolio

2

0
Interest and dividend income from financial investments

261

92
Interest expense
2

(2,691)

(439)
Gross interest income

4,445

3,526
Credit loss (expense) / release

9

(40)

(35)
Net interest income

4,404

3,491
Fee and commission income from securities and investment business

3,481

3,602
Credit-related fees and commissions

206

199
Other fee and commission income

861

830
Fee and commission expense

(409)

(442)
Net fee and commission income

4,139

4,189
Net trading income

3

900

930
Net income from disposal of financial investments

0

7
Dividend income from investments in subsidiaries and other

participations

15

13
Sundry ordinary income

233

197
Sundry ordinary expenses

(36)

(67)
Other income from ordinary activities

212

150
Total operating income

9,655

8,760
Personnel expenses

4

2,019

2,033
General and administrative expenses

5

3,565

3,267
Subtotal operating expenses

5,584

5,300
Depreciation and impairment of property, equipment and software

15

224

166
Changes in provisions for litigation, regulatory and similar matters, and other provisions

8

(9)
Total operating expenses

5,816

5,458
Operating profit

3,839

3,302
Tax expense / (benefit)

6

706

595
Net profit / (loss) for the period

3,133

2,707
1 Interest and discount income includes negative interest income on financial assets of CHF 5m and CHF 40m for

the years ended 31 December 2023 and 31

December 2022, respectively.

2 Interest expense includes
negative interest expense on financial liabilities of CHF 7m and CHF 275m for the years ended 31 December 2023 and 31 December 2022, respectively.

UBS Switzerland AG standalone financial

statements (audited)

Balance sheet
CHF m Note 31.12.23 31.12.22
Assets
Cash and balances at central banks

73,264

78,071
Due from banks

9

2,905

3,431
Receivables from securities financing transactions

7

53

835
Due from customers 8, 9

50,543

53,292
Mortgage loans 8, 9

168,682

164,136
Trading portfolio assets

10

1,507

1,744
Derivative financial instruments

11

1,666

1,404
Financial investments

12

13,553

9,728
Accrued income and prepaid expenses

565

436
Investments in subsidiaries and other participations 13, 14

107

106
Property, equipment and software

15

992

960
Other assets

16

392

1,516
Total assets

314,231

315,657
of which: subordinated assets

1

1
Liabilities
Due to banks

37,136

34,522
of which: total loss-absorbing capacity eligible

16,176

16,660
Payables from securities financing transactions

7

283

229
Due to customers

246,756

252,638
Trading portfolio liabilities

10

209

170
Derivative financial instruments

11

1,537

1,752
Bonds issued and loans from central mortgage institutions

23

9,183

8,305
Accrued expenses and deferred income

1,338

943
Other liabilities

16

1,688

1,384
Provisions

9

175

221
Total liabilities

298,305

300,164
Equity
Share capital

24

10

10
Statutory capital reserve

11,354

11,354
of which: capital contribution reserve

11,354

11,354
Voluntary earnings reserve

1,430

1,423
Net profit / (loss) for the period

3,133

2,707
Total equity

15,926

15,493
Total liabilities and equity

314,231

315,657
of which: subordinated liabilities

16,212

16,689
of which: subject to mandatory conversion and / or debt waiver

16,212

16,689

UBS Switzerland AG standalone financial

statements (audited)

Balance sheet (continued)
CHF m 31.12.23 31.12.22
Off-balance sheet items
Contingent liabilities, gross

7,967

9,510
Sub-participations

(686)

(657)
Contingent liabilities, net

7,281

8,852
of which: guarantees to third parties related to subsidiaries

17

17
of which: credit guarantees and similar instruments

2,957

4,057
of which: performance guarantees and similar instruments

2,308

2,539
of which: documentary credits

1,999

2,239
Irrevocable commitments, gross

15,658

16,625
Sub-participations

(7)

(3)
Irrevocable commitments, net

15,651

16,622
of which: loan commitments

14,458

15,740
of which: payment commitment related to deposit insurance

1,193

883
Liabilities for calls on shares and other equity instruments

55

55
Off-balance sheet items
UBS Switzerland

AG is

jointly

and severally

liable for

the

combined value

-added tax

(VAT)

liability of

UBS entities

that
belong to the VAT

group of UBS in Switzerland. This contingent liability

is not included in the table above.
Swiss deposit insurance
Swiss

banking

law

and

the

deposit

insurance

system

require

Swiss

banks

and

securities

dealers

to

jointly

guarantee
privileged client deposits

in the event

that a Swiss

bank or securities

dealer becomes insolvent.

With the revision

of the
Swiss Banking

Act and

the Banking

Ordinance with

regard

to deposit

protection as

of 1 January

2023, the

amount of
payment obligations

for all

banks increased

from the

previous CHF 6bn

to approximately

CHF 8bn, which

corresponds
to the value

specified in applicable law

of 1.6% of

all protected deposits in

Switzerland. The share of UBS

Switzerland AG
increased

to

CHF 1,193m

as

of

31 December

2023,

compared

with

CHF 883m

as

of

31 December

2022,

which

is
reflected in the table above.
Joint and several liability
In

June

2015,

the

Personal

&

Corporate

Banking

and

Wealth

Management

businesses

booked

in

Switzerland

were
transferred from UBS AG to UBS Switzerland

AG through an asset transfer in accordance

with the Swiss Merger Act.

As of

31 December

2023, the

joint

and several

liability

of UBS

Switzerland AG

for

contractual

obligations

of UBS

AG
amounted to CHF 3bn,

compared with CHF 4bn

as of 31 December

2022. As of

31 December 2023, the

probability of
an outflow

under this

joint

and several

liability

was assessed

to be

remote

and, as

a result,

the table

above

does not
include any exposures arising under this joint and several

liability.
Statement of changes in equity
CHF m Share capital
Statutory
capital reserve
Voluntary
earnings reserve
Net profit /
(loss) for the
period Total equity
Balance as of 1 January 2023

10

11,354

1,423

2,707

15,493
Dividend distribution

(2,700)

(2,700)
Appropriation to voluntary earnings reserve

7

(7)

0
Net profit / (loss) for the period

3,133

3,133
Balance as of 31 December 2023

10

11,354

1,430

3,133

15,926

UBS Switzerland AG standalone financial

statements (audited)

Statement of proposed appropriation of total profit and

dividend distribution
The

Board

of

Directors

proposes

that

the

Annual

General

Meeting

of

Shareholders

on

23 April

2024

approve

the
appropriation of

total profit

and an

ordinary dividend

distribution of

CHF 3,184m out

of the

total profit

(CHF 3,133m)
and
Voluntary earnings reserve

(CHF 51m) as follows:
For the year ended
CHF m 31.12.23
Net profit for the period

3,133
Profit / (loss) carried forward

0
Total profit available for appropriation

3,133
Appropriation of total profit
Dividend distribution

(3,133)
Profit / (loss) carried forward

0
Proposed dividend out of voluntary earnings reserve
Total voluntary earnings reserve before distribution

1,430
Dividend distribution

(51)
Total voluntary earnings reserve after distribution

1,378

UBS Switzerland AG standalone financial

statements (audited)

Note 1

Name, legal form and registered office
UBS Switzerland AG is incorporated and domiciled in Switzerland and operates under Art. 620 et seq. of the Swiss Code of Obligations and Swiss banking

law as an
Aktiengesellschaft
, a corporation limited by shares.

Its registered office

is at
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Switzerland AG

is 100% owned by UBS

AG.

Note 2

Accounting Policies and Risk Management
a) Significant accounting policies
The

UBS

Switzerland AG

standalone

financial

statements

are

prepared

in

accordance

with

Swiss

GAAP

(the

FINMA
Accounting

Ordinance,

FINMA

Circular

2020/1

“Accounting

–

banks”

and

the

Banking

Ordinance)

and

represent
“reliable assessment

statutory standalone

financial statements.”

The accounting

policies are

principally the same

as for
the consolidated

financial statements

of UBS

Group AG

outlined in

Note 1 to

the consolidated

financial statements

of
UBS

Group AG

included

in

the

UBS

Group AG

Annual

Report

2023.

Major

differences

between

the

Swiss

GAAP
requirements and

IFRS Accounting

Standards are

described in

Note 34 to the

consolidated financial

statements of

UBS
Group AG. The functional currency of UBS Switzerland

AG is the Swiss franc. The significant accounting policies applied for the standalone financial statements of UBS Switzerland

AG are discussed below.
›
Refer to the UBS Group AG Annual Report 2023

for more information
Compensation policy
The

compensation

structure

and

processes

of

UBS

Switzerland AG

conform

to

the

compensation

principles

and
framework of UBS Group AG. For detailed information

refer to the Compensation Report of UBS Group

AG.
›
Refer to the UBS Group AG Annual Report 2023

for more information
Deferred compensation
UBS Group AG is the grantor of the majority of UBS’s deferred compensation plans. Expenses for awards granted under
such plans to UBS Switzerland AG employees are

charged by UBS Group AG to UBS Switzerland

AG.
›
Refer to Note 27 of the UBS Group AG consolidated

financial statements in the UBS Group AG Annual

Report 2023 for more
information
Foreign currency translation
Transactions

denominated in foreign

currency are

translated into Swiss

francs at the

spot exchange rate

on the date

of
the transaction.

At the

balance sheet

date, all

monetary assets

and liabilities,

as well

as equity

instruments recorded

in
Trading portfolio assets
and
Financial investments,

denominated in foreign currency are translated

into Swiss francs using
the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the
date of the transaction. All currency translation effects

are recognized in the income statement.
The main

currency translation

rates used

by UBS

Switzerland AG are

provided in

Note 33 to

the consolidated

financial
statements of UBS Group AG.
›
Refer to the UBS Group AG Annual Report 2023

for more information
Group-internal funding
UBS Switzerland AG

obtains funding

from UBS

AG in

the form

of loans

that qualify

as going

concern additional

tier 1
capital and as gone concern loss-absorbing capacity at the

UBS Switzerland AG standalone level.

Where such

Group-internal funding

is eligible

to meet

the requirements

for total

loss-absorbing capacity

(TLAC) at

the
level of UBS

Switzerland AG, the

aggregate amount of

the respective obligations

is separately

disclosed on the

balance
sheet. For those TLAC

instruments that are eligible

to meet the going

concern capital requirements (i.e., are

subordinated
and subject to

mandatory conversion

and / or

debt waiver,

as explained below),

the aggregate

corresponding amounts
are disclosed on the balance sheet.
Obligations of

UBS Switzerland

AG arising

from Group-internal

funding it

has received

are presented

as
Due to

banks
and measured at amortized cost.

UBS Switzerland AG standalone financial

statements (audited)

Note 2

Accounting Policies and Risk Management (continued)
Subordinated assets and liabilities
Subordinated assets are composed of

claims that, based on

an irrevocable written declaration, in

the event of liquidation,
bankruptcy

or

composition

concerning

the

debtor,

rank

after

the

claims of

all

other

creditors

and

may

not

be

offset
against

amounts

payable

to

the

debtor

nor

be

secured

by

its

assets.

Subordinated

liabilities

are

composed

of
corresponding obligations.
Subordinated liabilities that

contain a point-of-non-viability

clause in

accordance with Swiss

capital requirements pursuant
to Art.

29 and 30

of the

Capital Adequacy

Ordinance are

disclosed as being
Subject to

mandatory conversion

and / or
debt waiver

and provide for

the claim or

the obligation

to be written

off or converted

into equity in

the event that

the
issuing bank reaches a point of non-viability.
Services received from and provided to Group entities
UBS Switzerland AG receives services from UBS Business Solutions AG, the main Group service company,

mainly relating
to

Group

Technology,

Group

Operations

and

Group

Corporate

Services,

as

well

as

certain

other

services

from

other
Group entities. UBS Switzerland AG provides services to Group entities,

mainly relating to the distribution of security and
investment products. Services

received from

and provided

to Group entities

are settled

in cash as

hard cost transfers

or
hard revenue transfers paid or receiv

ed.
When the

nature of

the underlying

transaction

between UBS

Switzerland

AG and

the Group

entity contains

a

single,
clearly identifiable

service element,

related income

and expenses

are presented

in the respective

income statement

line
item, e.g.,
Fee and commission income from securities

and investment business, Other fee

and commission income, Fee
and commission

expense, Net

trading income
or

General and

administrative expenses.
To the

extent the

nature of

the
underlying transaction contains

various service elements

and is not clearly

attributable to a

particular income statement
line item, related income and expenses are presented in

Sundry ordinary income

and

Sundry ordinary expenses.
›
Refer to Note 5 for more information
Post-employment benefit plans
Swiss GAAP

permit the

use of

IFRS Accounting

Standards

or Swiss

accounting standards

for post-employment

benefit
plans, with the election made on a plan-by-plan basis.
UBS Switzerland AG has elected to apply Swiss GAAP (FER 16) for its pension plan. The requirements of Swiss GAAP are
better aligned with the specific nature

of Swiss pension plans, which

are hybrid in that they combine

elements of defined
contribution and defined benefit

plans but are treated

as defined benefit plans

under IFRS Accounting

Standards.

Swiss
GAAP (FER 16) require that the employer contributions

to the pension fund are recognized as
Personnel expenses
in the
income statement.

The employer contributions to the

Swiss pension fund are determined as

a percentage of contributory
compensation. Furthermore, Swiss

GAAP (FER 16) require

an assessment as

to whether, based

on the financial

statements
of

the

pension

fund

prepared

in

accordance

with

Swiss

accounting

standards

(FER 26),

an

economic

benefit

to,

or
obligation of, UBS Switzerland AG arises from the

pension fund and is recognized in the balance sheet

when conditions
are met.

Conditions

for

recording

a pension

asset

or liability

would

be met

if, for

example, an

employer

contribution
reserve is available,

or UBS Switzerland AG

is required to

contribute to the

reduction of a

pension deficit (on

an FER 26
basis).
›
Refer to Note 25 for more information
Deferred taxes
Deferred tax assets

are not recognized

in UBS Switzerland AG’s

standalone financial statements.

However,

deferred tax
liabilities

may

be

recognized

for

taxable

temporary

differences.

Changes

in

the

deferred

tax

liability

balance

are
recognized in the income statement.
Allowances and provisions for expected credit losses
UBS Switzerland AG

is required

to apply an

expected credit

loss (ECL) approach

for non-impaired

financial instruments
in its standalone financial statements in addition to the approach for impaired financial instruments.
For non-impaired

exposures within

the scope

of the

Swiss GAAP

ECL requirements,

UBS Switzerland AG

has generally
chosen to apply the IFRS Accounting Standards ECL approach that is applied in the UBS Group AG consolidated financial
statements

for its

standalone

financial statements.

These exposures

include all

financial assets

measured at

amortized
cost

under

both

Swiss

GAAP

and

IFRS

Accounting

Standards,

fee

and

lease

receivables,

guarantees,

irrevocable

loan
commitments,

revolving

revocable

credit

lines

and

forward

starting

reverse

repurchase

and

securities

borrowing
agreements. Further information about

the ECL approach under

IFRS Accounting Standards is provided

in Note 1 to the
consolidated financial statements of UBS Group AG.

UBS Switzerland AG standalone financial

statements (audited)

Note 2

Accounting Policies and Risk Management (continued)
UBS

applies

a

single

definition

of

default

for

credit

risk

management

purposes,

regulatory

reporting

and

ECL,

with

a
counterparty classified as defaulted based on quantitative

and qualitative criteria.
›
Refer to ‘’Credit policies for distressed assets’’ in the ‘’Risk management and control’’ section of the UBS Group AG Annual

Report
2023 for more information
An allowance

for credit

losses is

reported as

a decrease

in the

carrying amount

of a

financial asset.

For an

off-balance
sheet

item,

such

as a

commitment,

a

provision

for

credit

losses

is reported

in
Provisions
.

Changes

to

allowances

and
provisions for credit losses are recognized in
Credit loss (expense) / release
.
›
Refer to Note 9 for more information
Dispensations in the standalone financial statements
As UBS

Switzerland

AG

has

no

listed

shares

outstanding

and

is within

the

scope

of

the

UBS Group

AG consolidated
financial statements prepared in

accordance with IFRS Accounting

Standards, UBS Switzerland AG

is exempt from

various
disclosures in the standalone financial statements. The dispensations include the management report and the statement
of cash flows. As the UBS Group

AG consolidated financial statements

are presented in US

dollars, UBS Switzerland AG
provides certain Notes disclosures that would otherwise be covered by the disclosure dispensation,

i.e., Notes 13, 14, 15,
18, 19,

20, 22 and 23.
Covered bonds issued
UBS Switzerland

AG

issues

bonds collateralized

with pledged

mortgage

loans. These

covered

bonds are

presented

as
Bonds issued and loans from central mortgage institutions

and are measured at amortized cost.

›
Refer to “Note 23 Bonds issued and loans from central

mortgage institutions”

for more information
b) Changes in accounting policies
There were no significant changes in accounting

policies during 2023.
c) Events after the reporting period
The Board

of Directors

of UBS Group

AG has approved

the merger of

UBS Switzerland AG

and Credit

Suisse (Schweiz)
AG.

Following

approvals

from

their

respective

boards,

both

entities

entered

into

a

definitive

merger

agreement

on
9 February 2024. The

completion of the

merger is, inter

alia, subject to regulatory

approvals and the

completion of the
merger between Credit Suisse AG and UBS AG. The merger

is expected to be completed in the third quarter

of 2024.
d) Risk management
UBS Switzerland AG

is fully

integrated into

the Group-wide

risk management

process described

in the

audited part

of
the “Risk management and control” section of the

UBS Group AG Annual Report 2023.
Further information about the

use of derivative instruments

and hedge accounting is

provided in Notes 1 and

11 to the
consolidated financial statements of UBS Group AG.
›
Refer to the UBS Group AG Annual Report 2023

for more information

UBS Switzerland AG standalone financial

statements (audited)

Note 3a

Net trading income by business
For the year ended
CHF m 31.12.23 31.12.22
Global Wealth Management

433

453
Personal & Corporate Banking

456

469
Other business divisions and Group Items

11

8
Total net trading income

900

930
Note 3b

Net trading income by underlying risk category
For the year ended
CHF m 31.12.23 31.12.22
Interest rate instruments (including funds)

60

44
Foreign exchange instruments

815

857
Equity instruments (including funds)

(1)

(1)
Credit instruments

0

1
Precious metals / commodities

26

28
Total net trading income

900

930
Note 4

Personnel expenses
For the year ended
CHF m 31.12.23 31.12.22
Salaries

1,202

1,176
Variable compensation – performance awards

427

381
Variable compensation – other

15

28
Contractors

2

2
Social security

114

104
Post-employment benefit plans

211

299
Other personnel expenses

47

43
Total personnel expenses

2,019

2,033
As of

31 December

2023,

UBS Switzerland

AG employed

8,895

personnel

(31 December

2022:

8,838) on

a full-time
equivalent basis.
Note 5

General and administrative expenses
For the year ended
CHF m 31.12.23 31.12.22
Real estate

3

2
Technology costs

4

4
Market data services

33

33
Marketing and communication

85

78
Travel and entertainment

36

27
Fees to audit firms

7

8

of which: financial and regulatory audits

7

7

of which: audit-related services

0

1
Other professional fees

171

44
Outsourcing costs

159

152
Other general and administrative expenses

3,066

2,919

of which: shared services costs charged by UBS Group AG and subsidiaries in the UBS Group

2,926

2,781
Total general and administrative expenses

3,565

3,267

UBS Switzerland AG standalone financial

statements (audited)

Note 6

Taxes
For the year ended
CHF m 31.12.23 31.12.22
Income tax expense / (benefit)

691

590
of which: current

691

590
Capital tax

16

5
Total tax expense / (benefit)

706

595
For 2023, the average tax

rate, defined as income tax

expense divided by the sum

of operating profit and

extraordinary
income minus extraordinary expenses and capital tax,

was 18.1% (2022: 17.9%).
Note 7

Securities financing transactions
CHF bn 31.12.23 31.12.22
On-balance sheet
Receivables from securities financing transactions, gross

2.4

2.9
Netting of securities financing transactions

(2.4)

(2.0)
Receivables from securities financing transactions, net

0.1

0.8
Payables from securities financing transactions, gross

2.7

2.2
Netting of securities financing transactions

(2.4)

(2.0)
Payables from securities financing transactions, net

0.3

0.2
Assets pledged as collateral in connection with securities financing transactions

7.2

6.9
of which: financial investments

7.2

6.9
of which: assets that may be sold or repledged by counterparties

2.3

1.9
Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions

64.3

69.2
of which: repledged

62.1

66.8
of which: sold in connection with short sale transactions

0.2

0.2
Note 8a

Collateral for loans and off-balance sheet transactions
31.12.23 31.12.22
Secured Unsecured Total Secured Unsecured Total
Secured by collateral
Secured by

other credit

enhancements
2
Secured by collateral
Secured by

other credit

enhancements
2
CHF m Real estate
Other
collateral
1
Real estate
Other
collateral
1
On-balance sheet
Due from customers, gross

2,021

32,524

2,265

14,248

51,058

1,515

36,446

2,462

13,346

53,768
Mortgage loans, gross

168,804

168,804

164,263

164,263
of which: residential mortgages

145,779

145,779

141,733

141,733
of which: office and business
premises mortgages

9,559

9,559

9,652

9,652
of which: industrial premises
mortgages

2,825

2,825

2,758

2,758
of which: other mortgages

10,641

10,641

10,120

10,120
Total on-balance sheet, gross

170,825

32,524

2,265

14,248

219,861

165,778

36,446

2,462

13,346

218,031
Allowances

(122)

(25)

0

(488)

(636)

(128)

(20)

0

(456)

(603)
Total on-balance sheet, net

170,702

32,499

2,265

13,760

219,226

165,650

36,426

2,462

12,890

217,428
Off-balance sheet

Contingent liabilities, gross

156

2,118

934

4,760

7,967

140

2,635

830

5,905

9,510
Irrevocable commitments, gross

802

512

743

13,600

15,658

852

482

838

14,453

16,625
Liabilities for calls on shares and
other equities

55

55

55

55
Total off-balance sheet

958

2,630

1,677

18,415

23,680

992

3,116

1,668

20,414

26,190
1 Includes but is not limited to deposits, securities, life insurance contracts,

inventory, accounts receivable, patents

and copyrights.

2 Includes credit default swaps and guarantees.

UBS Switzerland AG standalone financial

statements (audited)

Note 8b

Impaired financial instruments
31.12.23 31.12.22
CHF m
Gross impaired
financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net impaired
financial
instruments
Gross impaired
financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net impaired
financial
instruments
Amounts due from customers

1,079

406

397

276

819

380

300

139
Mortgage loans

603

0

603

0

497

0

497

0
Guarantees and loan commitments

177

14

82

81

178

23

66

89
Total impaired financial instruments

1,859

420

1,082

358

1,495

403

863

228
Note 9a

Allowances
CHF m
Balance as of
31.12.22
Increase
recognized in
the income
statement
Release
recognized in
the income
statement Write-offs
Recoveries and
past due
interest Reclassifications
Foreign
currency
translation
Balance as of
31.12.23
Default risk relating to on-balance sheet
exposures

609

151

(109)

(33)

30

10

(14)

643
of which: incurred credit losses

380

141

(109)

(33)

30

10

(13)

406
of which: expected credit losses

229

10

0

0

0

0

(1)

237
Other

0

10

0

0

0

0

0

10
Total allowances

609

161

(109)

(33)

30

10

(15)

653
Note 9b

Provisions
CHF m
Balance as of
31.12.22
Increase
recognized in the
income statement
Release
recognized in the
income
statement
Provisions used
in conformity
with designated
purpose Reclassifications
Foreign currency
translation
Balance as of
31.12.23
Default risk related to off-balance sheet items
and credit lines

113

2

(4)

0

(10)

(1)

101
of which: incurred credit losses

23

2

(2)

0

(10)

0

14
of which: expected credit losses

89

0

(2)

0

0

(1)

87
Operational risks

4

1

0

0

0

0

4
Litigation, regulatory and similar matters
1

40

6

(10)

(9)

0

0

27
Restructuring

28

10

(2)

(31)

0

0

4
Employee benefits

17

1

0

0

0

0

18
Other

20

2

(1)

0

0

0

21
Total provisions

221

23

(18)

(40)

(10)

(2)

175
1 Includes provisions for litigation resulting from security risks.

UBS Switzerland AG standalone financial

statements (audited)

Note 9c

Development of allowances and provisions for credit losses
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2022 (722) (142) (176) (403)
Net movement from new and derecognized transactions
1

(9)

(15)

6

0
of which: Private clients with mortgages

(3)

(5)

2

0
of which: Real estate financing

(1)

(4)

3

0
of which: Large corporate clients

(1)

(2)

1

0
of which: SME clients

(2)

(3)

0

0
of which: Financial intermediaries and hedge funds

0

0

0

0
of which: Other

(2)

(2)

(1)

0
Remeasurements with stage transfers
2

(83)

6

(9)

(80)
of which: Private clients with mortgages

(1)

2

(3)

0
of which: Real estate financing

(1)

2

(2)

0
of which: Large corporate clients

(21)

3

(3)

(21)
of which: SME clients

(50)

0

(1)

(49)
of which: Financial intermediaries and hedge funds

0

0

0

0
of which: Other

(11)

0

0

(10)
Remeasurements without stage transfers
3

63

(2)

17

48
of which: Private clients with mortgages

8

(3)

11

0
of which: Real estate financing

4

1

3

0
of which: Large corporate clients

3

0

0

3
of which: SME clients

40

(1)

1

41
of which: Financial intermediaries and hedge funds

2

1

1

0
of which: Other

5

1

1

4
Model changes
4

(11)

(7)

(4)

0
Movements with profit or loss impact
5
(40) (18) 10 (32)
Movements without profit or loss impact (write-off, FX and other)
6

18

1

1

16
Balance as of 31 December 2023

(744)

(159)

(165)

(420)
1 Represents the increase

and decrease in allowances

and provisions resulting from

financial instruments (including guarantees

and facilities) that were

newly originated, purchased or

renewed and from the

final
derecognition of loans

or facilities on

their maturity date

or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the change

in allowances

and
provisions related to

changes in model

inputs or assumptions,

including changes in

forward-looking macroeconomic

conditions, changes

in the exposure

profile, PD and

LGD changes, and

unwinding of the

time
value.

4 Represents the change in the allowances and provisions related to changes in models and methodologies.

5 Includes ECL movements from new and derecognized transactions,

remeasurement changes,
model and methodology changes.

6 Represents the decrease in allowances

and provisions resulting from write-offs

of the ECL allowance against

the gross carrying amount when

all or part of a financial

asset is
deemed uncollectible or forgiven and movements in foreign exchange rates.
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2021 (715) (127) (154) (434)
Net movement from new and derecognized transactions
1

(10)

(15)

5

0
of which: Private clients with mortgages

(1)

(1)

0

0
of which: Real estate financing

(1)

(3)

2

0
of which: Large corporate clients

(4)

(4)

0

0
of which: SME clients

(2)

(2)

0

0
of which: Financial intermediaries and hedge funds

0

(2)

2

0
of which: Other

(3)

(3)

0

0
Remeasurements with stage transfers
2

(24)

5

(1)

(28)
of which: Private clients with mortgages

(2)

3

(5)

0
of which: Real estate financing

7

(1)

8

0
of which: Large corporate clients

(7)

2

(2)

(6)
of which: SME clients

(22)

2

(2)

(21)
of which: Financial intermediaries and hedge funds

0

0

0

0
of which: Other

0

0

0

0
Remeasurements without stage transfers
3

(11)

(15)

(25)

29
of which: Private clients with mortgages

(26)

(1)

(25)

0
of which: Real estate financing

12

2

9

0
of which: Large corporate clients

3

(6)

1

8
of which: SME clients

(2)

(10)

(8)

16
of which: Financial intermediaries and hedge funds

(2)

(2)

0

0
of which: Other

4

1

(2)

5
Model changes
4

10

10

0

0
Movements with profit or loss impact
5
(35) 15 (22) 1
Movements without profit or loss impact (write-off, FX and other)
6

29

0

0

29
Balance as of 31 December 2022

(722)

(142)

(176)

(403)
1 Represents the increase

and decrease in allowances

and provisions resulting from

financial instruments (including guarantee

s

and facilities) that were

newly originated, purchased or

renewed and from the

final
derecognition of loans

or facilities on

their maturity date

or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the change

in allowances

and
provisions related to

changes in model

inputs or assumptions,

including changes in

forward-looking macroeconomic

conditions, changes

in the exposure

profile, PD and

LGD changes, and

unwinding of the

time
value.

4 Represents the change in the allowances and provisions related to changes in models and methodologies.

5 Includes ECL movements from new and derecognized transactions,

remeasurement changes,
model and methodology changes.

6 Represents the decrease in allowa

nces and provisions resulting

from write-offs of the ECL allowance

against the gross carrying amount

when all or part of a

financial asset is
deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS Switzerland AG standalone financial

statements (audited)

Note 9d

Balance sheet and off-balance sheet positions

subject to ECL
CHF m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

73,264

73,264

0

0

0

0

0

0
Due from banks

2,905

2,893

12

0

(5)

(4)

(1)

0
Receivables from securities financing transactions

53

53

0

0

0

0

0

0
Due from customers

50,543

47,218

2,653

673

(515)

(63)

(46)

(406)
Mortgage loans

168,682

156,990

11,089

603

(121)

(31)

(90)

0
Accrued income and prepaid expenses

565

558

4

3

0

0

0

0
Other assets
2

252

252

0

0

(2)

(2)

0

0
Total on-balance sheet financial assets within the scope of ECL

296,266

281,229

13,758

1,279

(643)

(100)

(137)

(406)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross

7,967

7,339

532

96

(30)

(10)

(5)

(14)
Irrevocable commitments, gross

15,658

15,278

345

35

(31)

(17)

(14)

0
Forward starting transactions (SFT)

0

0

0

0

0

0

0

0
Other Credit Lines

24,581

23,296

1,242

43

(36)

(28)

(8)

0
Irrevocable committed prolongation of existing loans

3,520

3,508

9

3

(3)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines within the scope of ECL

51,726

49,421

2,128

177

(101)

(59)

(28)

(14)
Total allowances and provisions

(744)

(159)

(165)

(420)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Includes Settlement and clearing accounts and Other. Refer to Note
16a for more information.

CHF m 31.12.22
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

78,071

78,071

0

0

0

0

0

0
Due from banks

3,431

3,430

0

0

(5)

(4)

0

0
Receivables from securities financing transactions

835

835

0

0

0

0

0

0
Due from customers

53,292

50,493

2,360

439

(476)

(57)

(39)

(380)
Mortgage loans

164,136

153,693

9,946

497

(127)

(19)

(109)

0
Accrued income and prepaid expenses

436

433

1

2

0

0

0

0
Other assets
2

953

953

0

0

(1)

(1)

0

0
Total on-balance sheet financial assets within the scope of ECL

301,153

287,907

12,308

938

(609)

(81)

(148)

(380)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross

9,510

8,342

1,075

92

(41)

(11)

(7)

(23)
Irrevocable commitments, gross

16,625

16,012

557

55

(35)

(21)

(14)

0
Forward starting transactions (SFT)

0

0

0

0

0

0

0

0
Other Credit Lines

22,891

21,595

1,267

29

(34)

(27)

(7)

0
Irrevocable committed prolongation of existing loans

4,341

4,252

87

2

(2)

(2)

0

0
Total off-balance sheet financial instruments and other credit lines within the scope of ECL

53,367

50,202

2,986

178

(113)

(61)

(28)

(23)
Total allowances and provisions

(722)

(142)

(176)

(403)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Includes Settlement and clearing accounts and Other. Refer to Note
16a for more information.

UBS Switzerland AG standalone financial

statements (audited)

Note 9e

Financial assets subject to credit risk by rating

category
Financial assets subject to credit risk by rating

category
CHF m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

73,264

0

0

0

0

0

73,264

0

73,264
of which: stage 1

73,264

0

0

0

0

0

73,264

0

73,264
Due from banks

1

1,548

608

357

397

0

2,910

(5)

2,905
of which: stage 1

1

1,548

604

356

390

0

2,898

(4)

2,893
of which: stage 2

0

0

4

1

7

0

13

(1)

12
of which: stage 3

0

0

0

0

0

0

0

0

0
Receivables from securities financing transactions

47

7

0

0

0

0

53

0

53
of which: stage 1

47

7

0

0

0

0

53

0

53
Due from customers

453

27,245

8,552

8,524

5,206

1,079

51,058

(515)

50,543
of which: stage 1

453

26,954

8,271

7,660

3,942

0

47,281

(63)

47,218
of which: stage 2

0

290

281

864

1,263

0

2,699

(46)

2,653
of which: stage 3

0

0

0

0

0

1,079

1,079

(406)

673
Mortgage loans

942

65,528

43,650

42,683

15,397

603

168,804

(121)

168,682
of which: stage 1

942

64,981

42,245

38,116

10,737

0

157,021

(31)

156,990
of which: stage 2

0

547

1,405

4,567

4,661

0

11,180

(90)

11,089
of which: stage 3

0

0

0

0

0

603

603

0

603
Accrued income and prepaid expenses

136

62

22

303

40

3

565

0

565
of which: stage 1

136

62

21

302

37

0

558

0

558
of which: stage 2

0

0

0

1

3

0

4

0

4
of which: stage 3

0

0

0

0

0

3

3

0

3
Other assets

5

167

18

62

4

0

254

(2)

252
of which: stage 1

5

167

18

62

4

0

254

(2)

252
of which: stage 2

0

0

0

0

0

0

0

0

0
of which: stage 3

0

0

0

0

0

0

0

0

0
Total in scope of ECL assets / ECL amounts by stages

74,847

94,556

52,849

51,928

21,043

1,685

296,909

(643)

296,266
Off-balance sheet positions and other credit lines

subject to expected credit loss by rating category
CHF m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount

(maximum
exposure to
credit risk) ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross

69

2,164

2,563

2,463

611

96

7,967

(30)
of which: stage 1

69

2,156

2,538

2,051

525

0

7,339

(10)
of which: stage 2

0

8

25

412

87

0

532

(5)
of which: stage 3

0

0

0

0

0

96

96

(14)
Irrevocable commitments, gross

346

6,029

4,221

3,894

1,132

35

15,658

(31)
of which: stage 1

346

6,029

4,187

3,736

980

0

15,278

(17)
of which: stage 2

0

0

35

158

153

0

345

(14)
of which: stage 3

0

0

0

0

0

35

35

0
Forward starting transactions (securities financing transactions)

0

0

0

0

0

0

0

0
of which: stage 1

0

0

0

0

0

0

0

0
Credit lines

2,147

6,653

7,924

6,420

1,395

43

24,581

(36)
of which: stage 1

2,147

6,348

7,688

6,013

1,101

0

23,296

(28)
of which: stage 2

0

305

236

407

294

0

1,242

(8)
of which: stage 3

0

0

0

0

0

43

43

0
Irrevocable committed prolongation of existing loans

4

1,517

880

694

422

3

3,520

(3)
of which: stage 1

4

1,517

880

692

415

0

3,508

(3)
of which: stage 2

0

0

0

2

7

0

9

0
of which: stage 3

0

0

0

0

0

3

3

0
Total off-balance sheet financial instruments and credit lines

2,566

16,363

15,588

13,471

3,561

177

51,726

(101)
›
Refer to “Note 10 Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement” in the
“Consolidated financial statements” section of the

UBS Group AG Annual Report 2023 for more information

about ECL in
accordance with IFRS Accounting Standards

UBS Switzerland AG standalone financial

statements (audited)

Note 9e

Financial assets subject to credit risk by rating

category (continued)
Financial assets subject to credit risk by rating

category
CHF m 31.12.22
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

78,071

0

0

0

0

0

78,071

0

78,071
of which: stage 1

78,071

0

0

0

0

0

78,071

0

78,071
Due from banks

5

1,986

376

724

344

0

3,436

(5)

3,431
of which: stage 1

5

1,986

376

724

344

0

3,435

(4)

3,430
of which: stage 2

0

0

0

0

1

0

1

0

0
of which: stage 3

0

0

0

0

0

0

0

0

0
Receivables from securities financing transactions

218

238

368

11

0

0

835

0

835
of which: stage 1

218

238

368

11

0

0

835

0

835
Due from customers

607

35,789

7,111

5,610

3,832

819

53,768

(476)

53,292
of which: stage 1

607

35,458

6,807

4,635

3,044

0

50,550

(57)

50,493
of which: stage 2

0

331

304

975

788

0

2,399

(39)

2,360
of which: stage 3

0

0

0

0

0

819

819

(380)

439
Mortgage loans

1,290

65,849

43,703

40,302

12,622

497

164,263

(127)

164,136
of which: stage 1

1,290

65,272

42,424

35,677

9,048

0

153,711

(19)

153,693
of which: stage 2

0

577

1,279

4,625

3,574

0

10,055

(109)

9,946
of which: stage 3

0

0

0

0

0

497

497

0

497
Accrued income and prepaid expenses

80

20

11

240

84

2

436

0

436
of which: stage 1

80

19

10

239

83

0

433

0

433
of which: stage 2

0

0

0

0

1

0

1

0

1
of which: stage 3

0

0

0

0

0

2

2

0

2
Other assets

450

108

8

387

2

0

954

(1)

953
of which: stage 1

450

108

8

387

2

0

954

(1)

953
of which: stage 2

0

0

0

0

0

0

0

0

0
of which: stage 3

0

0

0

0

0

0

0

0

0
Total in scope of ECL assets / ECL amounts by stages

80,721

103,990

51,576

47,274

16,884

1,318

301,762

(609)

301,153
Off-balance sheet positions and other credit lines

subject to expected credit loss by rating category
CHF m 31.12.22
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross

109

2,656

3,323

2,564

765

92

9,510

(41)
of which: stage 1

109

2,643

3,275

1,829

487

0

8,342

(11)
of which: stage 2

0

14

48

735

279

0

1,075

(7)
of which: stage 3

0

0

0

0

0

92

92

(23)
Irrevocable commitments, gross

378

7,400

3,717

3,943

1,132

55

16,625

(35)
of which: stage 1

378

7,397

3,669

3,624

945

0

16,012

(21)
of which: stage 2

0

2

49

319

187

0

557

(14)
of which: stage 3

0

0

0

0

0

55

55

0
Forward starting transactions (securities financing transactions)

0

0

0

0

0

0

0

0
of which: stage 1

0

0

0

0

0

0

0

0
Credit lines

2,165

7,076

7,182

5,855

584

29

22,891

(34)
of which: stage 1

2,165

6,452

6,982

5,517

480

0

21,595

(27)
of which: stage 2

0

625

201

338

104

0

1,267

(7)
of which: stage 3

0

0

0

0

0

29

29

0
Irrevocable committed prolongation of existing loans

7

1,796

1,376

798

362

2

4,341

(2)
of which: stage 1

7

1,795

1,304

795

352

0

4,252

(2)
of which: stage 2

0

1

72

4

10

0

87

0
of which: stage 3

0

0

0

0

0

2

2

0
Total off-balance sheet financial instruments and credit lines

2,659

18,927

15,599

13,159

2,843

178

53,367

(113)

UBS Switzerland AG standalone financial

statements (audited)

Note 10

Trading portfolio and other financial instruments

measured at fair value
CHF m 31.12.23 31.12.22
Assets
Trading portfolio assets

1,507

1,744
of which: debt instruments
1

36

82
of which: listed

24

50
of which: equity instruments

48

78
of which: precious metals and other physical commodities

1,423

1,584
Total assets measured at fair value

1,507

1,744
of which: fair value derived using a valuation model

63

103
of which: securities eligible for repurchase transactions in accordance with liquidity regulations
2

16

17
Liabilities
Trading portfolio liabilities

209

170
of which: debt instruments
1

75

80
of which: listed

65

69
of which: equity instruments

133

90
Total liabilities measured at fair value

209

170
of which: fair value derived using a valuation model

134

146
1 Includes money market paper.

2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.
Note 11

Derivative instruments
31.12.23 31.12.22
CHF m, except where indicated
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
(CHF bn)
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
(CHF bn)
Interest rate contracts
Forwards
1

25

23

9

35

35

8
Swaps

1,897

1,761

131

2,314

2,484

129
of which: designated in hedge accounting relationships

1,015

1,086

42

1,141

1,564

32
Over-the-counter (OTC) options

66

66

5

96

82

5
Total

1,989

1,849

144

2,445

2,601

142
Foreign exchange contracts
Forwards

492

470

43

525

506

40
Interest and currency swaps

1,497

1,964

105

1,531

1,616

136
Over-the-counter (OTC) options

307

306

28

268

267

30
Total

2,295

2,740

175

2,324

2,389

205
Equity / index contracts
Forwards

37

46

6

24

36

3
Swaps

19

19

1

14

14

1
Over-the-counter (OTC) options

20

20

1

70

70

2
Exchange-traded options

348

348

0

451

451

0
Total

425

434

8

560

572

5
Credit derivative contracts
Credit default swaps

12

16

1

16

17

2
Total

12

16

1

16

17

2
Commodity, precious metals and other contracts
Forwards

5

5

0

6

6

1
Swaps

59

59

3

15

14

1
Over-the-counter (OTC) options

135

135

8

111

111

8
Total

200

199

12

131

131

9
Total before netting

4,920

5,238

339

5,477

5,709

364
of which: trading derivatives

3,905

4,152

4,336

4,146
of which: fair value derived using a valuation model

3,851

4,087

4,294

4,093
of which: derivatives designated in hedge accounting relationships

1,015

1,086

1,141

1,564
of which: fair value derived using a valuation model

1,015

1,086

1,141

1,564
Netting with cash collateral payables / receivables

(1)

(447)

(276)

(161)
Replacement value netting

(3,253)

(3,253)

(3,797)

(3,797)
Total after netting

1,666

1,537

1,404

1,752
of which: with central clearing counterparties

1

4

3

3
of which: with bank and broker-dealer counterparties

52

458

134

323
of which: other client counterparties

1,613

1,075

1,267

1,426
1 Includes forward rate agreements.

UBS Switzerland AG standalone financial

statements (audited)

Note 12a

Financial investments by instrument type
31.12.23 31.12.22
CHF m Carrying amount Fair value Carrying amount Fair value
Debt instruments

13,536

13,457

9,709

9,431
of which: held to maturity

5,762

5,656

6,312

6,033
of which: available for sale

7,774

7,800

3,397

3,397
Equity instruments

4

13

4

12
Property

13

13

14

14
Total financial investments

13,553

13,483

9,728

9,457
of which: securities eligible for repurchase transactions in accordance with liquidity regulations
1

11,302

11,392

9,037

8,898
1 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank (SNB) or other central banks.
Note 12b

Financial investments by counterparty rating

– debt instruments
CHF m 31.12.23 31.12.22
Internal UBS rating
1
0–1

11,206

8,331
2–3

2,330

1,378
4–5

0

0
6–8

0

0
9–13

0

0
Non-rated

0

0
Total financial investments

13,536

9,709
1 Refer to Note 21 for more information.
Note 13

Investments in subsidiaries and other participations
CHF m 31.12.23 31.12.22
Historical cost

Balance at the beginning of the year

115

105
Additions

1

15
Reductions

0

(5)
Balance at the end of the year

116

115
Accumulated value adjustments and changes in book value
Balance at the beginning of the year

(9)

(9)
Balance at the end of the year

(9)

(9)
Net book value
Book value at the beginning of the year

106

96
Book value at the end of the year

107

106
of which: without market value

107

106
of which: other participations

88

87
of which: Pfandbriefbank

74

74
of which: TWINT AG

8

8
of which: Houzy AG

6

5
of which: subsidiaries

18

18
Note 14

Companies in which the bank holds a permanent direct

or indirect significant participation
31.12.23
Company name Domicile Primary business division Share capital, in thousands
Share of capital

(in %)
Share of votes

(in %)
Held directly,

in thousands
Held

indirectly
UBS Card Center AG Switzerland Personal & Corporate Banking CHF

100

100

100

100
–
UBS Hypotheken AG Switzerland Personal & Corporate Banking CHF

100

98

98

98
–
UBS Hypotheken Schweiz AG Switzerland Personal & Corporate Banking CHF

100

98

98

98
–
TopCard Service AG Switzerland Personal & Corporate Banking CHF

150

100

100

150
–
TWINT AG Switzerland Personal & Corporate Banking CHF

12,750

11

11

1,462
–
Houzy AG Switzerland Personal & Corporate Banking CHF

598

43

43

254
–
Pfandbriefbank schweizerischer
Hypothekarinstitute AG Switzerland Personal & Corporate Banking CHF

1,100,000

9

9

98,267
–

UBS Switzerland AG standalone financial

statements (audited)

Note 15

Property, equipment and software
At historical cost less accumulated depreciation
CHF m
IT hardware and
communication
Internally
generated
software
Other machines
and equipment
Projects in
progress
1
31.12.23 31.12.22
Historical cost
Balance at the beginning of the year

9

1,181

113

88

1,392

968
Additions

2

0

2

253

257

427
Disposals / write-offs
2

(1)

(28)

(28)

0

(58)

(3)
Reclassifications

0

299

0

(299)

0

0
Balance at the end of the year

10

1,452

87

42

1,591

1,392
Accumulated depreciation
Balance at the beginning of the year

8

322

102

432

269
Depreciation

2

218

4

224

166
Disposals / write-offs
2

(1)

(28)

(28)

(58)

(3)
Balance at the end of the year

9

511

79

598

432
Net book value
Net book value at the beginning of the year

1

860

11

88

960

699
Net book value at the end of the year

1

941

9

42

992

960
1 Entirely related to Internally generated software.

2 Includes write-offs of fully depreciated assets.
Operating lease commitments
CHF m 31.12.23
Expenses for operating leases to be recognized in:
2024 145
2025 134
2026 123
2027 50
2028 26
2029 and thereafter 75
Total commitments for minimum payments under operating leases 554
Property, equipment and software

are depreciated on a

straight-line basis over

their useful life, which

is between 3 and
10 years.
Note 16a

Other assets
CHF m 31.12.23 31.12.22
Deferral position for hedging instruments

113

531
Settlement and clearing accounts

168

886
VAT and other indirect tax receivables

13

12
Other

98

88
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group

62

67
Total other assets
1

392

1,516
1 Includes components of Settlement and clearing accounts and Other of CHF 252m within the scope of ECL as of 31 December 2023 (CHF 953m as of 31

December 2022). Refer to Note 9d for more information.
Note 16b

Other liabilities
CHF m 31.12.23 31.12.22
Settlement and clearing accounts

720

526
VAT and other indirect tax payables

319

155
Other

649

704
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group

387

325
Total other liabilities

1,688

1,384

UBS Switzerland AG standalone financial

statements (audited)

Note 17

Pledged assets
1
31.12.23 31.12.22
CHF m
Carrying amount of
pledged assets
Effective
commitment
Carrying amount of
pledged assets
Effective
commitment
Cash and balances at central banks
2

596

1,193

0

0
Due from customers
3

708

660

1,109

1,125
Mortgage loans
4

17,392

9,182

12,035

8,388
Total pledged assets

18,697

11,034

13,144

9,513
1 Excluding securities financing transactions. Refer to Note 7 for more information on securities financing transactions.

2 Related to the collateral account with the Swiss National Bank pledged in favor of Esisuisse, to cover the required 50% of the payment commitment related to deposit insurance. Refer to the "Off-balance sheet items" section for further information on Swiss deposit insurance.

3 Related to COVID-19 loans
granted under the program

established by the Swiss Federal

Council pledged to the Swiss

National Bank.

4 These pledged mortgage

loans serve as collateral

for existing liabilities against Swiss

central mortgage
institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately

CHF 6.4bn as of 31 December 2023 (approximately CHF 2.0bn as of 31 December 2022) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.
Note 18

Maturity structure of financial instruments
CHF m At sight Cancellable
Due within
1 month
Due between
1 and 3

months
Due between

3 and 12
months
Due between

1 and 5

years
Due after
5 years
Perpetual /
Not
applicable Total
Assets
Cash and balances at central banks
1

72,668

596

0

0

0

0

0

0

73,264
Due from banks

1,830

0

214

278

508

10

65

0

2,905
Receivables from securities financing transactions

0

53

0

0

0

0

0

0

53
Due from customers

46

12,247

14,969

5,319

6,808

9,435

1,720

0

50,543
Mortgage loans

0

73,762

3,064

2,675

9,723

45,639

33,819

0

168,682
Trading portfolio assets

1,507

0

0

0

0

0

0

0

1,507
Derivative financial instruments

1,666

0

0

0

0

0

0

0

1,666
Financial investments

4

0

564

737

2,029

8,887

1,319

13

13,553
Total assets / financial instruments

as of 31.12.23

77,721

86,658

18,812

9,009

19,068

63,971

36,923

13

312,175
Total assets / financial instruments

as of 31.12.22

83,273

74,162

20,299

13,151

20,361

60,302

41,077

14

312,640
Liabilities
Due to banks
2

6,022

694

6,043

3,609

2,092

9,650

4,026

5,000

37,136
Payables from securities financing transactions

0

283

0

0

0

0

0

0

283
Due to customers

146,044

59,597

14,320

11,797

7,356

7,639

3

0

246,756
Trading portfolio liabilities

209

0

0

0

0

0

0

0

209
Derivative financial instruments

1,537

0

0

0

0

0

0

0

1,537
Bonds issued and loans from central mortgage
institutions

0

0

107

223

645

4,218

3,991

0

9,183
Total liabilities / financial instruments

as of 31.12.23

153,812

60,573

20,470

15,629

10,093

21,507

8,020

5,000

295,104
Total liabilities / financial instruments

as of 31.12.22

193,919

60,266

2,908

13,349

3,090

8,997

9,693

5,393

297,615
1 Cash and balances at central banks cancellable relates to the collateral account with the Swiss National Bank pledged in favor of Esisuisse to cover the required 50% of the payment commitment related to deposit insurance.

2 Due to banks with maturity above one year and Perpetual mainly relates to loss-absorbing capacity-eligible positions.

UBS Switzerland AG standalone financial

statements (audited)

Note 19

Assets and liabilities by domestic and foreign

origin in accordance with the domicile principle
31.12.23 31.12.22
CHF m
Domestic
Foreign Domestic Foreign
Assets
Cash and balances at central banks

73,264

0

78,071

0
Due from banks

592

2,313

549

2,882
Receivables from securities financing transactions

0

53

200

635
Due from customers

25,275

25,268

25,215

28,077
Mortgage loans

168,681

1

164,135

1
Trading portfolio assets

1,436

72

1,641

102
Derivative financial instruments

1,109

557

820

584
Financial investments

2,645

10,909

1,428

8,300
Accrued income and prepaid expenses

295

270

263

173
Investments in subsidiaries and other participations

107

0

106

0
Property, equipment and software

992

0

960

0
Other assets

257

135

956

560
Total assets

274,652

39,578

274,343

41,314
Liabilities
Due to banks

33,331

3,805

30,610

3,912
Payables from securities financing transactions

20

263

12

217
Due to customers

202,770

43,986

202,375

50,262
Trading portfolio liabilities

29

180

39

130
Derivative financial instruments

1,095

443

1,061

691
Bonds issued and loans from central mortgage institutions

9,183

0

8,305

0
Accrued expenses and deferred income

1,129

209

916

27
Other liabilities

1,601

87

1,310

74
Provisions

166

9

201

20
Total liabilities

249,325

48,980

244,829

55,334
Equity
Share capital

10

0

10

0
Statutory capital reserve

11,354

0

11,354

0
Voluntary earnings reserve

1,430

0

1,423

0
Net profit / (loss) for the period

3,133

0

2,707

0
Total equity

15,926

0

15,493

0
Total liabilities and equity

265,251

48,980

260,323

55,334
Note 20

Total assets by geographical location
31.12.23 31.12.22
CHF m
% CHF m %
Assets
Switzerland

274,652

87

274,343

87
Europe, Middle East and Africa

25,878

8

27,406

9
of which: Qatar

3,933

1

4,082

1
of which: France

2,408

1

2,147

1
of which: Luxembourg

2,266

1

2,159

1
of which: Germany

2,134

1

1,871

1
of which: United Kingdom

1,878

1

1,920

1
Americas

10,753

3

11,096

4
of which: United States

3,564

1

3,916

1
of which: British Virgin Islands

2,147

1

2,402

1
of which: Cayman Islands

1,235

0

955

0
Asia Pacific

2,947

1

2,812

1
of which: Singapore

739

0

959

0
of which: Australia

442

0

225

0
of which: China

356

0

411

0
Total assets 314,231

100

315,657

100

UBS Switzerland AG standalone financial

statements (audited)

Note 21

Country risk of total assets
The table below

provides a breakdown of total

non-Swiss assets by credit

rating. These credit ratings

reflect the sovereign
credit rating of

the country to which

the ultimate risk

of the underlying asset

is related. The

ultimate country of

risk for
unsecured loan positions

is the domicile of

the immediate borrower

or,

in the case of

a legal entity,

the domicile of the
ultimate

parent

entity.

For

collateralized

or

guaranteed

positions,

the

ultimate

country

of

risk

is

the

domicile

of

the
provider of the

collateral or guarantor

or,

if applicable, the

domicile of the

ultimate parent entity

of the provider

of the
collateral or guarantor.
For mortgage

loans, the

ultimate country

of risk

is the

country where

the real

estate is

located. Similarly,

the ultimate
country

of

risk

for

property

and equipment

is the

country

where

the

property

and

equipment

are

located.

Assets

for
which Switzerland is the ultimate

country of risk are provided

separately,

in order to reconcile them

to total balance sheet
assets.
›
Refer to the “Risk management and control” section of the

UBS Group AG Annual Report 2023 for more information

31.12.23 31.12.22
Classification Internal UBS rating Description
Moody’s Investors
Service

S&P
Fitch

CHF m % CHF m %
Low risk
0 and 1 Investment grade Aaa AAA AAA

19,282

6

21,078

7
2 Aa1 to Aa3 AA+ to AA– AA+ to AA–

7,491

2

6,203

2
Medium risk
3 A1 to A3 A+ to A– A+ to A–

7,604

2

8,287

3
4 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

1,357

0

814

0
5 Baa3 BBB– BBB–

964

0

813

0
High risk
6 Sub-investment grade Ba1 BB+ BB+

279

0

210

0
7 Ba2 BB BB

82

0

78

0
8 Ba3 BB– BB–

332

0

286

0
9 B1 B+ B+

324

0

282

0
Very high risk
10 B2 B B

262

0

457

0
11 B3 B– B–

90

0

170

0
12 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC

16

0

21

0
13 Caa3 to C CCC– to C CCC– to C

206

0

75

0
Distressed Default Defaulted D D

11

0

8

0
Subtotal

38,298

12

38,782

12
Switzerland

275,933

88

276,875

88
Total assets

314,231

100

315,657

100

UBS Switzerland AG standalone financial

statements (audited)

Note 22

Assets and liabilities by the most significant currencies

for the bank
31.12.23
CHF m CHF USD EUR GBP Other Total
Assets
Cash and balances at central banks

73,092

8

158

3

3

73,264
Due from banks

290

1,804

393

11

408

2,905
Receivables from securities financing transactions

0

3

48

2

0

53
Due from customers

20,254

15,057

13,456

649

1,127

50,543
Mortgage loans

165,897

2,751

33

0

1

168,682
Trading portfolio assets

11

46

23

2

1,425

1,507
Derivative financial instruments

1,666

0

0

0

0

1,666
Financial investments

3,547

4,858

4,390

752

6

13,553
Accrued income and prepaid expenses

255

181

113

11

5

565
Investments in subsidiaries and other participations

107

0

0

0

0

107
Property, equipment and software

992

0

0

0

0

992
Other assets

237

119

31

2

3

392
Total assets shown on the balance sheet

266,349

24,827

18,644

1,432

2,978

314,231
Delivery entitlements from spot exchange, forward forex and forex options transactions

19,025

27,498

12,208

2,916

8,909

70,557
Total assets

285,375

52,325

30,852

4,348

11,888

384,787
Liabilities
Due to banks

33,503

1,769

351

160

1,354

37,136
Payables from securities financing transactions

0

250

33

0

0

283
Due to customers

179,126

35,697

23,163

2,770

5,999

246,756
Trading portfolio liabilities

29

123

46

8

3

209
Derivative financial instruments

1,537

0

0

0

0

1,537
Bonds issued and loans from central mortgage institutions

9,182

1

1

0

0

9,183
Accrued expenses and deferred income

1,034

270

28

4

1

1,338
Other liabilities

1,142

364

165

12

4

1,688
Provisions

147

16

12

0

0

175
Total liabilities shown on the balance sheet

225,701

38,491

23,798

2,954

7,361

298,305
Equity
Share capital

10

0

0

0

0

10
Statutory capital reserve

11,354

0

0

0

0

11,354
Voluntary earning reserve

1,430

0

0

0

0

1,430
Net profit / (loss) for the period

3,133

0

0

0

0

3,133
Total equity shown on the balance sheet

15,926

0

0

0

0

15,926
Total liabilities and equity shown on the balance sheet

241,627

38,491

23,798

2,954

7,361

314,231
Delivery obligations from spot exchange, forward forex and forex options transactions

19,077

27,562

12,122

2,886

8,910

70,557
Total equity and liabilities

260,704

66,053

35,920

5,840

16,271

384,787
Net position per currency as of 31.12.23

24,671

(13,728)

(5,068)

(1,493)

(4,383)

0
Net position per currency as of 31.12.22

24,852

(6,777)

(10,982)

(3,427)

(3,666)

0

UBS Switzerland AG standalone financial

statements (audited)

Note 23

Bonds issued and loans from central mortgage

institutions
Contractual maturity of carrying amount
CHF m
Due within
1 year
Due
between 1
and 2 years
Due
between 2
and 3 years
Due
between 3
and 4 years
Due
between 4
and 5 years
Due after 5
years
Total
31.12.23
Total
31.12.22
Loans from central mortgage institutions
1
Fixed-rate

975

1,067

951

966

884

3,521

8,363

8,305
Interest rates (range in %) 0.1–6.1 0.2–1.8 0.3–2.8 0.1–2.6 0.1–2.2 0–2.7
Covered bonds issued
1,2
Fixed-rate

0

0

350

0

0

470

820

0
Interest rates (in %)

1.82

2.035
Total

975

1,067

1,301

966

884

3,991

9,183

8,305
1 Non-subordinated debt.

2 Issued in 2023, all denominated in Swiss francs.
Note 24a

Share capital
31.12.23 31.12.22
Nominal value
in CHF
Number of
shares
of which: dividend
bearing
Nominal value
in CHF Number of shares
of which: dividend
bearing
Share capital
1

10,000,000

100,000,000

100,000,000

10,000,000

100,000,000

100,000,000
of which: shares outstanding

10,000,000

100,000,000

100,000,000

10,000,000

100,000,000

100,000,000
1 Registered shares issued.
UBS Switzerland AG’s

share capital is

fully paid up.

Each share has

a nominal value

of CHF 0.10 and entitles

the holder
to one vote

at the meeting

of the shareholders

of UBS Switzerland

AG, if entered

into the share

register as

having the
right to

vote, as well

as a

proportionate share of distributed

dividends. UBS Switzerland

AG does not

apply any restrictions
or limitations on the transferability of shares.
Non-distributable reserves
Non-distributable reserves were CHF 5m as of

31 December 2023 (CHF 5m as

of 31 December 2022), equivalent to

50%
of the share capital of UBS Switzerland AG.
Note 24b

Significant shareholders
The sole direct shareholder

of UBS Switzerland AG

is UBS AG, which

holds 100% of UBS Switzerland

AG shares. These
shares are entitled to voting rights. Indirect

shareholders of UBS Switzerland AG, who do not have voting rights,

include
UBS Group

AG, which

holds 100%

of UBS

AG shares.

Included in

the table

below are

also direct

shareholders of

UBS
Group AG (acting in their own name or in their capacity

as nominees for other investors or beneficial owners)

that were
registered in the UBS Group AG

share register with 3% or

more of the share capital

of UBS Group AG

as of 31 December
2023 or as of 31 December 2022.

The shares

and share

capital of

UBS Switzerland

AG held

by indirect

shareholders shown

in the

table below

represent
their relative holding of UBS Group AG shares. They do not

have voting rights in UBS Switzerland AG.
31.12.23 31.12.22
CHF m, except where indicated Share capital held Shares held (%) Share capital held Shares held (%)
Significant direct shareholder of UBS Switzerland AG
UBS AG

10

100

10

100
Significant indirect shareholders of UBS Switzerland AG
UBS Group AG

10

100

10

100
Chase Nominees Ltd., London

0

0

1

9
DTC (Cede & Co.), New York
1

1

7

1

7
Nortrust Nominees Ltd., London

0

4

0

4
1 DTC (Cede & Co.), New York, “The

Depository Trust Company,”

is a US securities clearing organization.

UBS Switzerland AG standalone financial

statements (audited)

Note 25

Swiss pension plan
a) Liabilities related to the Swiss pension plan
CHF m 31.12.23 31.12.22
Provision for the Swiss pension plan 0 0
Bank accounts at UBS and UBS debt instruments held by

the Swiss pension fund
72 166
UBS derivative financial instruments held by the Swiss pension fund
215 48
Total liabilities related to the Swiss pension plan 287 215
b) Swiss pension plan
As of or for the year ended
CHF m 31.12.23 31.12.22
Pension plan surplus
1
2,159 2,064
Economic benefit / (obligation) of UBS Switzerland AG 0 0
Change in economic benefit / (obligation) recognized

in the income statement
0 0
Employer contributions in the period recognized in the income statement

183 275
Performance awards-related employer contributions accrued 27 24
Total pension expense recognized in the income statement within Personnel expenses 211 299
1 The

pension plan

surplus is

determined in

accordance with

FER 26

and consists

of the

reserve for

the fluctuation

in asset

value.

The surplus

did not

represent an

economic benefit

for UBS

Switzerland AG

in
accordance with FER 16 both as of 31 December 2023 and 31 December 2022. Refer to Note 2 for more information.
The Swiss pension plan had no employer contribution reserve

both as of 31 December 2023 and 31 December 2022.
Note 26

Related parties
Transactions

with related

parties are

conducted at

internally agreed

transfer prices,

at arm’s

length or,

with respect

to
loans, fixed

advances and

mortgages to

non-independent

members of

the governing

bodies in

the ordinary

course of
business, on substantially

the same terms

and conditions

that are

available to other

employees, including

interest rates
and collateral, and neither involve more than

the normal risk of collectability nor contain any other unfavorable features
for the firm. Independent

members of the

governing bodies are granted

loans and mortgages in the

ordinary course of
business at general market conditions.

31.12.23 31.12.22
CHF m Amounts due from Amounts due to Amounts due from Amounts due to
Qualified shareholders
1

3,257

33,493

3,237

30,434
of which: due from / to banks

3,049

32,470

3,057

29,437
of which: receivables / payables from securities financing transactions

0

13

0

0
of which: due from / to customers

174

373

53

564
Subsidiaries
2

183

55

183

63
of which: due from / to customers

182

54

182

63
Affiliated entities
3

174

805

388

698
of which: due from / to banks

120

187

321

165
of which: receivables / payables from securities financing transactions

0

11

0

0
of which: due from / to customers

4

354

9

310
Members of governing bodies
4

58

22

45

External auditors

0

0

0

1
Other related parties

154

82

195

81
1 Qualified shareholders

of UBS Switzerland

AG are

UBS Group AG

and UBS

AG.

2 Subsidiaries

of UBS

Switzerland AG

are UBS Card

Center AG,

TopCard Service

AG, UBS

Hypotheken Schweiz

AG and

UBS
Hypotheken AG.

3 Affiliated entities of UBS Switzerland AG

are all direct and indirect subsidiaries of UBS

Group AG.

4 Members of governing bodies consist of the

members of the Board of Directors and Group
Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS Switzerland AG and

UBS AG.

UBS Switzerland AG standalone financial

statements (audited)

Note 27

Fiduciary transactions
CHF m 31.12.23 31.12.22
Fiduciary deposits

59,247

45,599
of which: placed with third-party banks

24,387

21,824
of which: placed with subsidiaries and affiliated entities

34,860

23,774
Fiduciary loans

809

356
Total fiduciary transactions

60,056

45,954
Fiduciary transactions encompass

customer deposits and

loans transactions entered

into or granted

by UBS Switzerland
AG that result in

holding or placing assets and

liabilities on behalf of

individuals, trusts, defined benefit

plans and other
institutions. Unless

the recognition

criteria for

the assets

and liabilities

are satisfied,

these assets

and liabilities

and the
related

income

and

expense

are

excluded

from

UBS

Switzerland

AG’s

balance

sheet

and

income

statement,

but

are
disclosed

in

this

Note

as

off-balance

sheet

fiduciary

transactions.

Client

deposits

that

are

initially

placed

as

fiduciary
transactions with UBS Switzerland AG

may be recognized on

UBS Switzerland AG’s balance sheet

in situations in which
the deposit is subsequently placed within UBS Switzerland AG. In such cases, these deposits are not reported in the table
above.
Note 28a

Invested assets and net new money
As of or for the year ended
CHF bn 31.12.23 31.12.22
Discretionary assets

111

109
Other invested assets

590

535
Total invested assets (double counts included)

701

644
of which: double counts

0

0
Net new money (double counts included)

51

33
Note 28b

Development of invested assets
CHF bn 31.12.23 31.12.22
Total invested assets (including double counts) at the beginning of the year

644

715
Net new money inflows / (outflows)

51

33
Market movements (including dividends and interests)

41

(84)
Currency effects

(30)

(6)
Other effects

(5)

(14)
of which: acquisitions / (divestments)

0

0
Total invested assets (including double counts) at the end of the year

701

644
›
Refer to “Note 32 Invested assets and net

new money” in the “Consolidated financial

statements” section of the UBS Group AG
Annual Report 2023 for more information

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/ch

To the General Meeting of
UBS Switzerland AG, Zurich

Basel, 27 March 2024

Report of the statutory auditor

Report on the audit of the financial statements

Opinion
We have audited the financial statements of UBS Switzerland AG (the Company), which comprise the statement of financial position as at 31 December 2023, the statement of income and the statement of changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements (pages 1 to 3 and pages 5 to 24) comply with Swiss law and the Company's articles of incorporation.

Basis for opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the financial statements.

UBS Switzerland AG standalone financial

statements (audited)

Page 2

Determination and valuation of allowances and provisions for expected credit losses

Area of focus	On 31 December 2023, UBS Switzerland AG's allowances and provisions for expected credit losses ("ECL") were CHF 744 million. The allowances and provisions for ECL are recognized on various financial statements line items and consist of exposures that are in default which are individually evaluated for impairment (stage 3), as well as losses inherent in the loan portfolio that are not specifically identified (stage 1 and stage 2). Management's ECL estimates represent the difference between contractual cash flows and those the Group expects to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the principal factors, probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD"). Auditing management's estimate of the allowances and provisions for ECL is complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their probability weightings, the related uncertainty overlays, and the credit risk models used to estimate stage 1 and stage 2 ECL. As a result, the ECL estimation requires higher management judgement, specifically within the following two areas: (i) scenario selection, including assumptions about the scenario severity, the underlying macroeconomic variables, and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights and uncertainty overlays; and (ii) credit risk models, since the output from historic data-based models may not be indicative of current or future conditions. Additionally, auditing the measurement of individual ECL for stage 3 is complex due to the high degree of judgment involved in management's process for estimating ECL based on assumptions. These assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims. The significant accounting principles relevant to the determination and valuation of allowances and provisions for expected credit losses are explained in Notes 2 and 9 to the financial statements.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used as well as the probability weightings assigned to them and related uncertainty overlays. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the uncertainty overlays by considering management's governance process and assumptions used and sensitivity analysis. We also obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including

UBS Switzerland AG standalone financial

statements (audited)

Building a better working world

Page 3

controls over the completeness and accuracy of model input data, calculation logic, and output data used in the overall ECL calculation. With the support of specialists, on a sample basis, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures.

For the measurement of stage 3 ECL, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations, among other procedures, on a sample basis.

We also assessed management's disclosures regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (in Notes 2 and 9 to the financial statements).

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the applicable financial reporting framework for banks, the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

UBS Switzerland AG standalone financial

statements (audited)

Page 4

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Furthermore, we confirm that the proposed appropriation of total profit and dividend distribution complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Francesco de Gara	Nermina Banda
Licensed audit expert	US CPA
(Auditor in charge)

UBS Switzerland AG standalone financial

statements (audited)

UBS Switzerland AG standalone regulatory

information

UBS Switzerland AG standalone regulatory
information
UBS Switzerland AG standalone regulatory information
Key metrics of the fourth quarter of 2023
Quarterly |
The table below is

based on Basel Committee

on Banking Supervision (BCBS)

Basel III rules and IFRS

Accounting
Standards.
During the fourth

quarter of 2023,

common equity

tier 1 capital increased

by CHF 0.1bn to

CHF 12.5bn, mainly

driven
by operating profit, largely offset by additional dividend

accruals.

Total risk-weighted assets (RWA) decreased by

CHF 0.9bn to CHF 107.1bn, mainly driven by lower

RWA from credit and
counterparty credit risk.
The leverage ratio denominator (the LRD) decreased

by CHF 2.3bn to CHF 330.5bn, mainly due to

a decrease in lending
balances.
The quarterly average

liquidity coverage ratio

of UBS Switzerland

AG remained stable

at 142.5%, remaining

above the
prudential requirement communicated by

the Swiss Financial

Market Supervisory Authority

(FINMA). Average high-quality
liquid assets

(HQLA) increased

by CHF 1.2bn

to CHF

76.3bn, mainly

reflecting

proceeds

received from

debt

issuances.
The effect of higher average

HQLA was partly offset by

a CHF 0.7bn increase in

average net cash outflows,

attributable
to higher outflows from

intercompany payables including currency effects,

slightly offset by lower

outflows from demand
deposits.
As

of

31 December

2023,

the

net

stable

funding

ratio

remained

stable

at

134.1%,

remaining

above

the

prudential
requirement

communicated

by

FINMA.

Required

stable

funding

increased

by

CHF 0.6bn

to

CHF 166.1bn,

mainly
reflecting an increase in

weighted required stable funding amounts

from mortgage loans, partly

offset by lower weighted
required

stable

funding

amounts

from

other

lending

assets.

Available

stable

funding

increased

by

CHF 0.8bn

to
CHF 222.7bn, as the effect of higher deposits and higher

debt issued was almost entirely offset by currency effects.

UBS Switzerland AG standalone regulatory

information

KM1: Key metrics
CHF m, except where indicated
31.12.23 30.9.23 30.6.23 31.3.23 31.12.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

12,515

12,449

12,354

12,356

12,586
2 Tier 1
1

17,515

17,838

17,735

17,745

17,978
3 Total capital
1

17,515

17,838

17,735

17,745

17,978
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

107,097

108,009

107,203

108,077

107,208
4a Minimum capital requirement
2

8,568

8,641

8,576

8,646

8,577
4b Total risk-weighted assets (pre-floor)

99,936

100,646

98,566

98,250

97,662
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

11.69

11.53

11.52

11.43

11.74
6 Tier 1 ratio (%)
1

16.35

16.52

16.54

16.42

16.77
7 Total capital ratio (%)
1

16.35

16.52

16.54

16.42

16.77
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.04

0.05

0.04

0.03

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.84

0.82

0.79

0.74

0.75
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.54

2.55

2.54

2.53

2.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

7.19

7.03

7.02

6.93

7.24
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

330,515

332,850

330,318

330,362

332,280
14 Basel III leverage ratio (%)
1

5.30

5.36

5.37

5.37

5.41
Liquidity coverage ratio (LCR)
6
15 Total high-quality liquid assets (HQLA)

76,288

75,125

77,594

85,286

88,889
16 Total net cash outflow

53,564

52,825

54,497

60,151

62,437
16a of which: cash outflows

73,049

71,989

74,687

80,906

84,826
16b of which: cash inflows

19,485

19,164

20,190

20,755

22,389
17 LCR (%)

142.46

142.23

142.41

141.87

142.41
Net stable funding ratio (NSFR)
7
18 Total available stable funding 222,709 221,883 219,728 220,838 221,689
19 Total required stable funding 166,100 165,543 163,021 165,152 162,306
20 NSFR (%) 134.08 134.03 134.79 133.72 136.59
1 As of 1 July 2022, capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1

capital in accordance with FINMA Circular 2013/1 “Eligible capital –

banks”.

2 Calculated
as 8% of total RWA,

based on total capital minimum

requirements, excluding CET1 buffer

requirements.

3 Swiss SRB going and

gone concern requirements and information

for UBS Switzerland AG

are provided
below.

4 Excludes non-BCBS capital buffer

requirements for risk-weighted positions that

are directly or indirectly backed

by residential properties in Switzerland.

5 Represents the CET1 ratio

that is available to
meet buffer requirements.

Calculated as the CET1

ratio minus the BCBS

CET1 capital requirement and,

where applicable, minus the

BCBS tier 2 capital requirement

met with CET1 capital.

6 Calculated after the
application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 63 data points in the fourth quarter of 2023 and 63 data points in the third quarter of 2023. For

the prior-quarter data points,

refer to the respective Pillar 3 Report, available

under “Pillar 3 disclosures” at ubs.com/investors,

for more information.

7 UBS Switzerland AG
is required to maintain a minimum NSFR of at least 100% on an ongoing basis, as defined by Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is used to fulfill the NSFR requirement of UBS
AG standalone.
▲

UBS Switzerland AG standalone regulatory

information

Swiss systemically relevant bank going and gone concern

requirements and information
Quarterly |

The tables below provide details of the Swiss SRB RWA- and LRD

-based going and gone concern requirements
and information as required by FINMA; details regarding

eligible gone concern instruments are provided below.
UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone

basis. As of 31 December

2023, the going concern

capital and leverage

ratio requirements
for UBS Switzerland AG standalone were 15.18% (including a countercyclical buffer of 0.88%) and 5.00%, respectively.
The Swiss SRB

framework and

going concern requirements

applicable to

UBS Switzerland AG

standalone are

the same
as

those

applicable

to

UBS

Group AG

consolidated,

excluding

the

Pillar 2

add-on.

The

gone

concern

requirement
corresponds to 62% of the Group’s going

concern requirements, excluding the Pillar 2 add-on and

countercyclical buffer
requirements.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors,

for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.18
1

16,261

5.00
1

16,526
Common equity tier 1 capital

10.88

11,656

3.50

11,568
of which: minimum capital

4.50

4,819

1.50

4,958
of which: buffer capital

5.50

5,890

2.00

6,610
of which: countercyclical buffer

0.88

946
Maximum additional tier 1 capital

4.30

4,605

1.50

4,958
of which: additional tier 1 capital

3.50

3,748

1.50

4,958
of which: additional tier 1 buffer capital

0.80

857
Eligible going concern capital
Total going concern capital

16.35

17,515

5.30

17,515
Common equity tier 1 capital

11.69

12,515

3.79

12,515
Total loss-absorbing additional tier 1 capital

4.67

5,000

1.51

5,000
of which: high-trigger loss-absorbing additional tier 1 capital

4.67

5,000

1.51

5,000
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

9,495

3.10

10,246
of which: base requirement including add-ons for market share and

LRD

8.87
3

9,495

3.10
3

10,246
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.44

11,176

3.38

11,176
TLAC-eligible unsecured debt

10.44

11,176

3.38

11,176
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.05

25,756

8.10

26,772
Eligible total loss-absorbing capacity

26.79

28,691

8.68

28,691
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

107,097
Leverage ratio denominator

330,515
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

UBS Switzerland AG standalone regulatory

information

Swiss SRB going and gone concern information
CHF m, except where indicated 31.12.23 30.9.23 31.12.22
Eligible going concern capital
Total going concern capital

17,515

17,838

17,978
Total tier 1 capital

17,515

17,838

17,978
Common equity tier 1 capital

12,515

12,449

12,586
Total loss-absorbing additional tier 1 capital

5,000

5,389

5,393
of which: high-trigger loss-absorbing additional tier 1 capital

5,000

5,389

5,393
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11,176

11,257

11,267
TLAC-eligible unsecured debt

11,176

11,257

11,267
Total loss-absorbing capacity
Total loss-absorbing capacity

28,691

29,095

29,245
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

107,097

108,009

107,208
Leverage ratio denominator

330,515

332,850

332,280
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.4

16.5

16.8
of which: common equity tier 1 capital ratio

11.7

11.5

11.7
Gone concern loss-absorbing capacity ratio

10.4

10.4

10.5
Total loss-absorbing capacity ratio

26.8

26.9

27.3
Leverage ratios (%)
Going concern leverage ratio

5.3

5.4

5.4
of which: common equity tier 1 leverage ratio

3.8

3.7

3.8
Gone concern leverage ratio

3.4

3.4

3.4
Total loss-absorbing capacity leverage ratio

8.7

8.7

8.8
▲

UBS Switzerland AG standalone regulatory

information

Capital instruments
Quarterly |
Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.

Share capital Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
2 Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)
– –
3 Governing law(s) of the instrument Swiss Swiss
3a Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible
instruments governed by foreign law)
n/a n/a
Regulatory treatment
4 Transitional Basel III rules
1
CET1 – going concern capital Additional tier 1 capital
5 Post-transitional Basel III rules
2
CET1 – going concern capital Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each jurisdiction) Ordinary shares Loan
3
8 Amount recognized in regulatory capital (currency in million, as of most recent reporting date)
1
CHF 10.0 CHF 1,000 CHF 825 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
9 Par value of instrument (currency in million) CHF 10.0 CHF 1,000 CHF 825 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
10 Accounting classification
4
Equity attributable to UBS Switzerland AG
shareholders

Due to banks held at amortized cost
11 Original date of issuance – 18 December 2017 12 December 2018 11 December 2019 29 October 2020 11 March 2021 2 June 2021 2 June 2021
12 Perpetual or dated – Perpetual
13 Original maturity date – –
14 Issuer call subject to prior supervisory approval – Yes

UBS Switzerland AG standalone regulatory

information

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
15 Optional call date, contingent call dates and redemption
amount
– First optional
repayment date:

18 December 2022
5
First optional
repayment date:

12 December 2023
5
First optional
repayment date:

11 December 2024
First optional
repayment date:

29 October 2025
First optional
repayment date:

11 March 2026
First optional
repayment date:

2 June 2026
First optional
repayment date:

2 June 2028
Repayable at any time after the first optional repayment date.
Repayment subject to FINMA approval. Optional repayment amount:

principal amount, together with any
accrued and unpaid interest thereon.
Repayable on the
first optional
repayment date or
on any of every
second interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
Repayable on the
first optional
repayment date or
on any interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
16 Subsequent call dates, if applicable –
Early repayment possible due to a tax or regulatory event.

Repayment due to a tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.

UBS Switzerland AG standalone regulatory

information

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon – Floating
18 Coupon rate and any related index – 3-month SARON
Compound
+ 250 bps

per annum quarterly
3-month SARON
Compound
+ 489 bps

per annum quarterly
3-month SARON
Compound
+ 433 bps

per annum quarterly
3-month SARON
Compound
+ 397 bps

per annum quarterly
3-month SARON
Compound
+ 337 bps

per annum quarterly
3-month SARON
Compound
+ 307 bps

per annum quarterly

3-month SARON
Compound
+ 308 bps

per annum quarterly
19 Existence of a dividend stopper – No
20 Fully discretionary, partially discretionary or mandatory Fully discretionary Fully discretionary
21 Existence of step-up or other incentive to redeem – No
22 Non-cumulative or cumulative Non-cumulative Non-cumulative
23 Convertible or non-convertible – Non-convertible
24 If convertible, conversion trigger(s) – –
25 If convertible, fully or partially – –
26 If convertible, conversion rate – –
27 If convertible, mandatory or optional conversion – –
28 If convertible, specify instrument type convertible into – –
29 If convertible, specify issuer of instrument it converts into – –
30 Write-down feature – Yes
31 If write-down, write-down trigger(s) –
Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS

Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland

AG‘s viability. Subject to applicable conditions.
32 If write-down, fully or partially –
Fully

33 If write-down, permanent or temporary – Permanent
34 If temporary write-down, description of write-up mechanism – –
34a Type of subordination Statutory Contractual
35 Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the
insolvency creditor hierarchy of the legal entity concerned)
Unless otherwise stated in the articles of
association, once debts are paid back, the
assets of the liquidated company are
divided between the shareholders pro rata
based on their contributions and
considering the preferences attached to
certain categories of shares (Art. 745,
Swiss Code of Obligations)
Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not
ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features – –
37 If yes, specify non-compliant features – –
1 Based on Swiss SRB (including transitional

arrangement) requirements.

2 Based on Swiss SRB requirements applicable

as of 1 January 2020.

3 Loans granted by UBS AG,

Zurich Branch.

4 As applied in UBS Switzerland AG‘s

financial statements under Swiss GAAP.

5 The entity decided not to

trigger the call
option. There is no expected date for the repayment.
▲

UBS Switzerland AG standalone regulatory

information

UBS Switzerland AG standalone regulatory information
Climate risk
Annual |
Our climate

strategy and

governance are

determined and

overseen at

the UBS

Group level.

Similarly, we

identify
and manage climate risks,

including climate-related financial risks, in

our own operations, balance sheet,

client assets and
supply chain at the UBS Group level.

Climate-related metrics for the UBS Switzerland AG

legal entity are presented in the

UBS Group AG Annual Report 2023.
›
Refer to “Our focus on sustainability and climate”

in the “How we create value for our stakeholders”

section and to
“Sustainability and climate risk” in the “Risk management

and control” section of the UBS Group AG Annual

Report 2023 for more
information
›
Refer to “Our sustainability and impact strategy” in

the “Strategy” section of the UBS Group AG

Sustainability Report 2023,
available from 28 March 2024 under “Annual reporting” at ubs.com/investors , for more information

UBS Switzerland AG standalone regulatory

information

Notice to investors |

This report and the information contained

herein are provided solely for information purposes,

and are not to be construed as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2023, available
at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Group Controller
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

UBS AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Controller
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director
Date:

March 28, 2024